August 6, 2019

Alison K. Engel
Chief Financial Officer and Treasurer
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107-0910

       Re: Gannett Co., Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-36874

Dear Ms. Engel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure